Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
I-FLOW CORPORATION
at
$12.65 Net Per Share
by
BOXER ACQUISITION, INC.
a wholly owned subsidiary
of
KIMBERLY-CLARK CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON NOVEMBER 17, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to an Agreement and Plan of Merger dated as of October 8, 2009 (the “Merger Agreement”), by and among Kimberly-Clark Corporation, a Delaware corporation (“Kimberly-Clark” or “Parent”), Boxer Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Kimberly-Clark (the “Purchaser”), and I-Flow Corporation, a Delaware corporation (the “Company”). The Purchaser is offering to purchase all outstanding shares of common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined herein). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined herein), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) the satisfaction of the Termination Condition (as defined herein). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with all Shares, if any, then owned by Kimberly-Clark or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined herein)). The term “Termination Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the merger of the Purchaser with and into the Company with the Company surviving as the wholly owned subsidiary of Kimberly-Clark (the “Merger”) and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreement (as defined herein) and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such institution if such stockholder wishes to tender its Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the expiration time of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined below) or the Dealer Manager (as defined below) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined below) and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

October 20, 2009

i

SUMMARY TERM SHEET

Boxer Acquisition, Inc., a wholly owned subsidiary of Kimberly-Clark Corporation, is offering to purchase all of the outstanding Shares for $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are Boxer Acquisition, Inc., a Delaware corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning the Purchaser and Parent.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $12.65 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such institution tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Kimberly-Clark, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not validly withdrawn. Kimberly-Clark will also fund our Merger with the Company, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to a financing condition. Kimberly-Clark intends to provide us with the necessary funds from cash on hand. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of Kimberly-Clark’s financial capacity in relation to the amount of consideration payable in the Offer, we, through Kimberly-Clark, will have sufficient funds or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if we complete the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, on Tuesday, November 17, 2009 (i.e., the end of the day on November 17, 2009), to tender your Shares in the Offer. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. You should note that we are obligated under the Merger Agreement to accept the Shares for payment and complete the purchase of Shares pursuant to the Offer as of the time the Minimum Condition is first satisfied, provided that all of the other conditions to the Offer have been satisfied or waived as of such time and that the Offer has been open for at least 20 business days. If you do not tender your Shares prior to this time, there is no assurance that there will be any subsequent Offer period in which you could tender your Shares. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor Kimberly-Clark has terminated the Merger Agreement in accordance with its terms:

•	We may, without the Company’s consent, extend the Offer on one or more occasions for any period of up to 20 business days per extension but at least 10 business days per extension, if at any then scheduled expiration of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer is not satisfied or waived.

•	If requested by the Company prior to the scheduled expiration date, we must extend the Offer on one or more occasions for any period of up to 20 business days per extension but at least 10 business days per extension, if at any then-scheduled expiration of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares validly tendered in the Offer is not satisfied or waived. We will not, however, be required to extend the Offer beyond the Outside Date (as defined below).

•	We must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) (or its staff) or any applicable rule of The Nasdaq Stock Market applicable to the Offer.

The term “Outside Date” means the date that is 120 calendar days after commencement of the Offer; provided, however, that either the Purchaser or the Company may, in its sole discretion, (i) by written notice to the other prior to the expiration of such 120-day period, elect to extend the Outside Date for thirty (30) calendar days if, as of the expiration of such 120-day period, the applicable waiting period under the HSR Act or any applicable foreign antitrust laws has not been satisfied or duly waived, and (ii) by written notice to the other prior to the expiration of such additional 30-day period, elect to extend the Outside Date for up to an additional one hundred twenty (120) calendar days if, as of the expiration of such 30-day period, the applicable waiting period under any applicable foreign antitrust laws has not been satisfied or duly waived.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and rights to extend the Offer.

Will you provide a subsequent offering period?

We may, in our sole discretion until the Outside Date, provide for one or more subsequent offering periods (as described in Section 1 — “Terms of the Offer”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) following our acceptance of the Shares in the Offer. During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares and receive $12.65 per Share net to you in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”), of the extension, and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things,

•	satisfaction of the Minimum Condition,

•	the expiration or termination of any applicable waiting period under the HSR Act, and

•	satisfaction of the Termination Condition.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Kimberly-Clark or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”)).

The term “Termination Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the Merger Agreement has not been terminated in accordance with its terms. See Section 11 — “The Transaction Agreements” for a description of the termination provisions of the Merger Agreement.

The Offer is also subject to other conditions. We cannot waive the Minimum Condition or the Termination Condition without the prior written approval of the Company. However, we can waive any other conditions in our sole discretion without the Company’s consent, subject to applicable rules and regulations of the SEC. See Section 15 — “Certain Conditions of the Offer.”

Have any stockholders agreed to tender their Shares?

Donald M. Earhart, the Company’s Chairman, President and Chief Executive Officer, James J. Dal Porto, the Company’s Executive Vice President, Chief Operating Officer and Corporate Secretary, James R. Talevich, the Company’s Chief Financial Officer, and each of the non-employee members of the Company’s board of directors have agreed to tender all their Shares pursuant to the Tender and Support Agreement (as defined herein). These stockholders hold a total of 2,134,793 Shares, which represent approximately 8.7% of the outstanding Shares as of October 8, 2009. In addition, they hold options that are exercisable prior to the scheduled expiration date of the Offer and restricted stock units for a total of 861,914 Shares. They are not obligated to exercise these options, but they have agreed to tender any Shares issuable upon such exercise. See Section 7 — “Certain Information Concerning the Company” and Section 11 — “The Transaction Agreements.”

How do I tender my Shares?

If you hold your Shares in your own name, you may complete and sign a Letter of Transmittal and deliver it along with your stock certificates for all of your Shares to the Depositary, along with any other required documents, prior to the Expiration Time (or the expiration of a Subsequent Offering Period, if provided).

Financial institutions that are participants in the system of The Depository Trust Company (the “Book-Entry Transfer Facility”) may tender their Shares by book-entry delivery of Shares by causing the Book-Entry

Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer, and deliver an Agent’s Message (as defined herein) in lieu of the Letter of Transmittal, and any other required documents, prior to the Expiration Time (or the expiration of a Subsequent Offering Period, if provided).

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact them if you desire to tender your shares.

If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an Eligible Institution (as defined below) guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Market trading days after the expiration of the Offer.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by December 19, 2009, you may withdraw them at any time after that date until we accept Shares for payment. You should note that we are obligated under the Merger Agreement to accept the Shares for payment and complete the purchase of Shares pursuant to the Offer as of the time the Minimum Condition is first satisfied, provided that all of the other conditions to the Offer have been satisfied or waived as of such time and that the Offer has been open for at least 20 business days. If you do not tender your Shares prior to this time, there is no assurance that there will be any subsequent Offer period in which you could tender your Shares. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if provided. See Section 4  — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that institution to arrange for the withdrawal of your Shares and such institution must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

What does the Company Board think of the Offer?

The Company Board has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreement (as defined in Section 11 — “The Transaction Agreements”) and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Company will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through The Nasdaq Global Market or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into the Company. If that Merger takes place, all remaining stockholders of the Company (other than us, Kimberly-Clark, the Company and any stockholders exercising their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will receive $12.65 per Share net in cash, without interest and less any required withholding taxes, and the Company will become a wholly owned subsidiary of Kimberly-Clark. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the Offer Price (as defined herein) payable in cash, without interest and less any required withholding taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that the Shares will no longer be eligible to be traded through The Nasdaq Global Market or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On October 8, 2009, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale price of the Company’s common stock reported on The Nasdaq Global Market was $11.76 per Share. On October 19, 2009, the last trading day before we commenced the Offer, the last sale price of the Company’s common stock reported on The Nasdaq Global Market was $12.59 per Share. We encourage you to obtain a recent quotation for the Shares when deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on the exchange of Shares for cash pursuant to the Offer or to the Merger, in an amount equal to the difference between the U.S. dollar amount received and your adjusted tax basis in the Shares. If you are a non-corporate U.S. Holder (as defined under Section 5 — “Certain U.S. Federal Income Tax Consequences”) who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a reduced rate. Special rules will apply to you if you are not a U.S. person for federal income tax purposes. See Section 5 — “Certain U.S. Federal Income Tax Consequences.”

We urge you to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I call if I have questions about the Offer?

You may call Georgeson, Inc. at (866) 482-4967 (toll-free) or Citigroup Global Markets Inc. at (877) 747-4248 (toll-free). Georgeson, Inc. is acting as the information agent (the “Information Agent”) and Citigroup Global Markets Inc. is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of the Company:

INTRODUCTION

Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Kimberly-Clark” or “Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share, of I-Flow Corporation, a Delaware corporation (the “Company”), and the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 8, 2009 (the “Merger Agreement”), by and among Kimberly-Clark, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) the satisfaction of the Termination Condition (as defined below). There is no financing condition to the Offer.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Kimberly-Clark or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”)).

The term “Termination Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the Merger Agreement has not been terminated in accordance with its terms. See Section 11 — “The Transaction Agreements” for a description of the termination provisions of the Merger Agreement. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Company has advised Kimberly-Clark that, as of October 8, 2009, 24,460,856 Shares were issued and outstanding, 1,301,039 Shares were reserved for issuance under the Company’s equity plans upon the exercise of outstanding stock options and 711,430 Shares were subject to outstanding restricted stock units.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreement (as defined in Section 11 — “The Transaction Agreements”) and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

A description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11 — “The Transaction Agreements,” the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Kimberly-Clark. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned directly or indirectly by Kimberly-Clark or the Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $12.65 net in cash, without interest and less any required withholding taxes.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law to complete the Merger, to prepare and file with the SEC a preliminary proxy statement as promptly as reasonably practicable after the first time that the Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), to use commercially reasonable efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing, and to mail the proxy statement to the Company’s stockholders as promptly as practicable after it has been cleared with the SEC. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the clearance of the proxy statement by the SEC for the purpose of seeking to obtain stockholder adoption and approval of the Merger Agreement and the Merger. Kimberly-Clark and the Purchaser have agreed to vote all of the Shares then owned of record by them or any of their affiliates in favor of the adoption of the Merger Agreement and approval of the Merger. If the Minimum Condition and the other conditions to the Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer (together with the Minimum Condition, the “Offer Conditions”) are satisfied or duly waived and the Offer is completed, Kimberly-Clark and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares. See Section 11 — “The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn as described under Section 4 — “Withdrawal Rights.” The expiration time of the Offer (the “Expiration Time”) is 12:00 midnight, New York City time, on Tuesday, November 17, 2009 (i.e., the end of the day on November 17, 2009), unless the Purchaser, in accordance with the Merger Agreement, extends the Offer, in which event the expiration time of the Offer means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the HSR Act and (iii) the satisfaction of the Termination Condition (as defined below).

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described above), together with all Shares, if any, then owned by Kimberly-Clark or its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined in Section 11 — “The Transaction Agreements”)).

The term “Termination Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the Merger Agreement has not been terminated in accordance with its terms. See Section 11 — “The Transaction Agreements” for a description of the termination provisions of the Merger Agreement. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

The Merger Agreement provides that the Purchaser may extend the Offer, and that the Company may require the Purchaser to extend the Offer, for one or more additional consecutive periods of up to 20 business days per extension but at least 10 business days per extension (the specific number of business days to be determined by Purchaser), if at any then scheduled expiration of the Offer any of the Offer Conditions have not been satisfied or waived, so long as the Merger Agreement has not been terminated in accordance with its terms. The Purchaser will not, however, be required to extend the Offer beyond the Outside Date. In addition, so long as the Merger Agreement has not been terminated in accordance with its terms, we must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the SEC (or its staff) or any applicable rule of The Nasdaq Stock Market applicable to the Offer.

The Merger Agreement further provides that the Purchaser may, until the Outside Date, in its sole discretion, provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of each such Subsequent Offering Period, there has not been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253(a) of the DGCL. Any Subsequent Offering Period must be at least three business days in length.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares except during any Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 19, 2009. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Kimberly-Clark and the Purchaser expressly reserve the right (in their sole discretion) to waive, in whole or in part, any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement or as previously approved in writing by the Company, the Purchaser may not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or change the Minimum Condition or the Termination Condition, (v) add to the Offer Conditions or modify them in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement or (vii) modify any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares.

The rights of the Purchaser described in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material Offer Condition, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and pay for (as promptly as practicable), all Shares validly tendered prior to the expiration time of the Offer and not validly withdrawn prior to such expiration time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment and pay for (as promptly as practicable), all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1 — “Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the

Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing such tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration time of the Offer (except with respect to any Subsequent Offering Period, if provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, with respect to any Shares delivered through book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time (or the expiration of a Subsequent Offering Period, if provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration time of the Offer, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by the Purchaser, is received prior to the expiration time of the Offer by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Parent, the Company, the Depositary, Georgeson, Inc. (the “Information Agent”), Citigroup Global Markets Inc. (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment.  By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares,

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked,

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective), and

•	the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 19, 2009.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded.  Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the expiration time of the Offer or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (a) persons that are subject to special expatriation rules; (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (g) stockholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (k) persons that have a “functional currency” other than the U.S. dollar; and (l) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. Federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes). If such a partnership or other entity holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.  The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference between the U.S. dollar amount received and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year at the time of disposition pursuant to the Offer or Merger, as the case may be. If you are a non-corporate stockholder, any long-term capital gain will generally be subject to U.S. federal income tax at a reduced rate of 15%. In the case of Shares that have been held for one year or less, such capital gains generally will be subject to tax at ordinary income rates. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders.  Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

a. your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in such event (a) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder and (b) if you are a corporation, you may also be subject to an additional branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

b. you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in such event you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during such year).

Backup Withholding.  All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to backup withholding at a rate of 28%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares trade on The Nasdaq Global Market under the symbol “IFLO.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on The Nasdaq Global Market, based on published financial sources.

	High	Low

2007
First Quarter	$16.92	$13.60
Second Quarter	17.47	14.03
Third Quarter	20.86	16.52
Fourth Quarter	19.77	14.75
2008
First Quarter	16.88	11.79
Second Quarter	14.29	10.10
Third Quarter	11.28	8.23
Fourth Quarter	9.54	3.43
2009
First Quarter	5.90	2.01
Second Quarter	7.30	3.52
Third Quarter	12.65	6.16
Fourth Quarter (through October 19, 2009)	12.95	11.37

On October 8, 2009, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing sale price of the Company’s common stock reported on The Nasdaq Global Market was $11.76 per Share. On October 19, 2009, the last full day of trading before the commencement of the Offer, the last sale price per Share reported on The Nasdaq Global Market was $12.59.

The Company has never declared or paid any cash dividend on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning the Company.

General.  The Company is a Delaware corporation with its principal executive offices located at 20202 Windrow Drive, Lake Forest, California 92630. The telephone number for the Company is (949) 206-2700. The following description of the Company and its business is qualified in its entirety by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as may be amended. The Company designs, develops and markets technically-advanced, low-cost drug delivery systems and innovative products, principally for post-surgical pain relief and surgical site care. The Company’s flagship product line, ON-Q® Pain Relief Systems, reduces the need for narcotics to relieve pain after surgery so patients get home faster.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Although the Purchaser has no knowledge that any such information is untrue, the Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning the Purchaser and Parent.

General.  Kimberly-Clark is a Delaware corporation, with its principal executive offices located at 351 Phelps Drive, Irving, Texas 75038. The telephone number of Kimberly-Clark is (972) 281-1200. The following description of Kimberly-Clark and its business is qualified in its entirety by reference to Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Kimberly-Clark and its subsidiaries are engaged in the manufacturing and marketing of a wide range of health and hygiene products around the world. Kimberly-Clark’s primary focus has been on products related to global health and hygiene.

The Purchaser is a Delaware corporation with its principal executive offices located at 351 Phelps Drive, Irving, Texas 75038. The telephone number of the Purchaser is (972) 281-1200. The Purchaser is a wholly owned subsidiary of Kimberly-Clark. The Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Kimberly-Clark and the Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Kimberly-Clark and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto (i) none of Kimberly-Clark, the Purchaser or, to the best knowledge of Kimberly-Clark and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Kimberly-Clark or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Kimberly-Clark, the Purchaser, any of their affiliates or, to the best knowledge of Kimberly-Clark and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Kimberly-Clark, the Purchaser or, to the best knowledge of Kimberly-Clark and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Kimberly-Clark, the Purchaser or, to the best knowledge of Kimberly-Clark and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Kimberly-Clark or any of its subsidiaries or, to the best knowledge of Kimberly-Clark, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of Kimberly-Clark, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Kimberly-Clark, the Purchaser or any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Kimberly-Clark and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Kimberly-Clark is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and these reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Kimberly-Clark filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

The Offer is not conditioned upon Kimberly-Clark’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Kimberly-Clark and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and complete the Merger is approximately $335 million, including related transaction fees and expenses. Kimberly-Clark will have sufficient funds to complete the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to complete such transactions. Kimberly-Clark expects to obtain the necessary funds from cash on hand.

The Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	in light of Kimberly-Clark’s financial capacity in relation to the amount of consideration payable in the Offer, the Purchaser, through Kimberly-Clark, will have sufficient funds or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not validly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser completes the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Kimberly-Clark, the Purchaser, the Company and other parties.

On April 1, 2008, representatives from the Company and Kimberly-Clark held an initial teleconference to preliminarily discuss possible joint venture or product distribution opportunities regarding infection control, pain management and critical care products.

Effective April 1, 2008, the Company and Kimberly-Clark entered into a Confidential Disclosure Agreement which provided that, for a one-year term, the parties may disclose confidential and proprietary information to one another for the purposes described in the preceding paragraph. The agreement required, among other things, that each party generally not disclose the other party’s confidential information for a term of three years.

On May 29, 2008, representatives from the Company and Kimberly-Clark met at the Company’s offices in Lake Forest, California. The Company representatives outlined the Company’s immediate and longer-term corporate objectives. The parties also discussed product distribution opportunities.

Following the May 29, 2008 meeting, the Company and Kimberly-Clark held periodic discussions regarding product distribution opportunities. By the end of September 2008, the companies agreed to cease discussions due to their inability to reach a mutually agreeable distribution arrangement.

On June 16, 2009, Goldman Sachs & Co. (“Goldman Sachs”) contacted Kimberly-Clark. Goldman Sachs stated that it had been retained by the Company to serve as the Company’s financial advisor in exploring the strategic options available to the Company, including a possible sale of the Company. Goldman Sachs also noted that it had initiated a competitive auction process to identify potential purchasers of the Company and was contacting Kimberly-Clark to determine its interest.

From June 16 through August 6, 2009, Kimberly-Clark conducted preliminary due diligence on the Company.

On June 30, 2009, the Company and Kimberly-Clark entered into a Confidentiality Agreement. Following the execution of the Confidentiality Agreement, Goldman Sachs provided Kimberly-Clark with an Information Memorandum containing background, financial and other information about the Company and its products and manufacturing capabilities.

On July 14, 2009, Kimberly-Clark received a letter from Goldman Sachs (the “Initial Process Letter”) instructing Kimberly-Clark as to the procedures to follow in pursuing a possible acquisition of the Company, including the date on which non-binding indications of intent were due from all potential purchasers.

On August 6, 2009, Kimberly-Clark sent a letter to Goldman Sachs setting forth its non-binding indication of interest in exploring the possibility of a mutually beneficial transaction between Kimberly-Clark and the Company. This letter, intended to comply with the procedures specified in the Initial Process Letter, proposed an anticipated equity purchase price in the range of $8.50 to $9.50 per share, approximating an equity value of $208 million to $232 million and an enterprise value of $163 million to $188 million.

On August 12, 2009, Goldman Sachs notified Kimberly-Clark that the Company Board had met on August 11, 2009 to review participants’ response letters. Goldman Sachs stated that, based on Kimberly-Clark’s August 6, 2009 letter, Kimberly-Clark would be invited to participate in the second round of the auction process and would receive access to further due diligence materials regarding the Company. From August 13 through October 8, 2009, Kimberly-Clark conducted further due diligence on the Company.

Following this discussion with Goldman Sachs, Kimberly-Clark engaged Citigroup Global Markets Inc. (“Citi”), Sidley Austin LLP (“Sidley Austin”), McKinsey & Company, Inc. and Ernst & Young LLP to assist Kimberly-Clark on acquisition-related matters, including due diligence.

On August 28, 2009, Goldman Sachs sent Kimberly-Clark a second round process letter (the “Round 2 Process Letter”) inviting Kimberly-Clark to submit a definitive proposal for the acquisition of 100% of the outstanding capital stock of the Company (a “Final Proposal”) no later than Tuesday, September 29, 2009. Also at that time, Goldman Sachs provided Kimberly-Clark with a draft Proposed Merger Agreement regarding the proposed acquisition. The Round 2 Process Letter encouraged Kimberly-Clark to submit a marked draft of the Proposed Merger Agreement (the “Revised Agreement”) on Tuesday, September 22, 2009.

On September 23, 2009, Kimberly-Clark submitted the Revised Agreement to Goldman Sachs.

On September 28, 2009, Sidley Austin, as legal counsel to Kimberly-Clark, and representatives from Citi had conversations with Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), as legal counsel to the Company, and representatives from Goldman Sachs regarding material issues with respect to the Revised Agreement.

On September 29, 2009, Kimberly-Clark submitted its Final Proposal to Goldman Sachs, which reflected an increased offer price of $12.00 per share. This offer price equated to an equity value of approximately $318 million.

On September 30, 2009, Goldman Sachs had further discussions with Kimberly-Clark regarding its Final Proposal and requested a revised financial bid prior to the meeting of the Company Board, scheduled for the afternoon of October 2, 2009.

On October 1, 2009, Kimberly-Clark evaluated the transaction and Goldman Sachs’ request for a revised financial bid. Also on October 1, 2009, Gibson Dunn sent a revised draft of the Proposed Merger Agreement to Sidley Austin.

On October 2, 2009, Kimberly-Clark submitted a revised financial bid. Kimberly-Clark increased its offer to $12.65 per share, which equated to an equity value of approximately $335 million. Sidley Austin had further conversations with Gibson Dunn regarding material issues with respect to the Revised Agreement.

From October 3 through October 7, 2009, Gibson Dunn, Goldman Sachs, Sidley Austin, Citi, the Company and Kimberly-Clark continued to discuss the Proposed Merger Agreement and certain provisions that were still subject to further negotiation, including representations and warranties, conditions to closing, the definition of Material Adverse Effect and events triggering payment of the Termination Fee.

On October 7, 2009, the Company Board unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

On October 8, 2009, the Executive Committee of Kimberly-Clark’s Board of Directors met and unanimously approved the transaction. Later that evening, Kimberly-Clark and the Company executed the Merger Agreement. On October 9, 2009, prior to the opening of trading on Nasdaq and the NYSE, Kimberly-Clark and the Company issued a joint press release announcing the execution of the Merger Agreement.

11.	The Transaction Agreements.

The following are summaries of the material provisions of the Merger Agreement and the Tender and Support Agreement. The following descriptions of these agreements do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning the Purchaser and Parent” above. For a complete understanding of each of these agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer.  The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in any event within seven business days) after October 8, 2009. The obligations of the Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer are subject to the satisfaction of the Offer Conditions that are described in Section 15  — “Certain Conditions of the Offer.” The Purchaser expressly reserves the right (in its sole discretion) to waive, in whole or in part, any Offer Condition or modify the terms and conditions of the Offer consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Company, the Purchaser may not (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer (other than by adding consideration), (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or change the Minimum Condition or the Termination Condition, (v) add to the Offer Conditions or modify them in a manner adverse to the holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement or (vii) modify any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares.

The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as described below), together with all Shares, if any, then owned by Kimberly-Clark or its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined below)).

The term “Termination Condition” is defined in Section 15 — “Certain Conditions of the Offer” and requires that the Merger Agreement has not been terminated in accordance with its terms. See Section 11 — “The Transaction Agreements” for a description of the termination provisions of the Merger Agreement.

The Merger Agreement provides that the Purchaser may extend the Offer, and that the Company may require the Purchaser to extend the Offer, for one or more additional consecutive periods of up to 20 business per extension days but at least 10 business days per extension (the specific number of business days to be determined by Purchaser), if at any then scheduled expiration of the Offer any of the Offer Conditions have not been satisfied or waived, so long as the Merger Agreement has not been terminated in accordance with its terms. The Purchaser will not, however, be required to extend the Offer beyond the Outside Date. In addition, so long as the Merger Agreement has not been terminated in accordance with its terms, we must extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the SEC (or its staff) or any applicable rule of The Nasdaq Stock Market applicable to the Offer.

The Merger Agreement further provides that the Purchaser may, until the Outside Date, in its sole discretion, provide one or more Subsequent Offering Periods after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of each such Subsequent Offering Period, there has not been validly tendered and not validly withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253(a) of the DGCL. Any Subsequent Offering Period must be at least three business days in length.

The term “Outside Date” means the date that is 120 calendar days after commencement of the Offer; provided, however, that either the Purchaser or the Company may, in its sole discretion, (i) by written notice to the other prior to the expiration of such 120-day period, elect to extend the Outside Date for thirty (30) calendar days if, as of the expiration of such 120-day period, the applicable waiting period under the HSR Act or any applicable foreign antitrust laws has not been satisfied or duly waived, and (ii) by written notice to the other prior to the expiration of such additional 30-day period, elect to extend the Outside Date for up to an additional one hundred twenty (120) calendar days if, as of the expiration of such 30-day period, the applicable waiting period under any applicable foreign antitrust laws has not been satisfied or duly waived.

Top-Up Option.  The Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase, following the Acceptance Time, at a price per Share equal to the Offer Price, that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares then owned by Kimberly-Clark and the Purchaser at the time of such exercise of the Top-Up Option, would constitute one share more than ninety percent (90%) of the total Shares then outstanding (on a fully diluted basis and including the issuance of such Top-Up Shares). The Top-Up Option will not be exercisable unless, immediately after such exercise and the issuance of the Top-Up Shares, Kimberly-Clark, the Purchaser and

their respective subsidiaries would hold, in the aggregate, at least ninety percent (90%) of the outstanding Shares (after giving effect to the issuance of the Top-Up Shares). In no event will the Top-Up Option be exercisable (i) for a number of Shares in excess of the Company’s total authorized and unissued Shares (giving effect to shares reserved for issuance under the Company’s equity plans or pursuant to the exercise of any other securities convertible into Shares but not giving effect to Shares reserved for issuance pursuant to the purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, but including as authorized and unissued shares any shares held in the treasury of the Company) or (ii) if the issuance of Shares upon exercise of the Top-Up Option would require approval of the Company’s stockholders under the rules and regulations of The Nasdaq Stock Market.

The Purchaser may exercise the Top-Up Option once in whole and not in part during the 20 business days immediately following the Acceptance Time, or, if any Subsequent Offering Period is provided, during the 20 business days following the expiration of such Subsequent Offering Period, prior to the earlier to occur of (i) the effective time of the Merger and (b) the termination of the Merger Agreement in accordance with its terms.

The Purchaser may pay the Company the aggregate price required to be paid for the Top-Up Shares either (i) entirely in cash or (ii) at Kimberly-Clark’s election, by issuance of a full-recourse promissory note by Kimberly-Clark and the Purchaser, bearing simple interest at five percent (5%) per annum and due on the first anniversary of the closing of the purchase of the Top-Up Shares, which promissory note may be prepaid in whole or in part, without premium or penalty.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”). Following the effective time of the Merger, the separate corporate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, wholly owned by Kimberly-Clark. The directors and officers of the Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier resignation or removal. Upon the completion of the Merger, the certificate of incorporation and the by-laws of the Surviving Corporation will be amended to read as the certificate of incorporation and the by-laws of the Purchaser, as in effect immediately prior to the effective time of the Merger, except that the name of the corporation referenced therein will be “I-Flow Corporation.”

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by Kimberly-Clark, the Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $12.65 net in cash without any interest and less any required withholding taxes (the “Merger Consideration”), which is the same amount as the Offer Price paid in the Offer.

Stock Options; Restricted Stock Units; Unvested Restricted Stock.  The Merger Agreement provides that each stock option with respect to the Shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor the Surviving Corporation shall pay, and Kimberly-Clark shall cause the Surviving Corporation to pay, to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Merger Consideration, then such option shall be canceled without any cash payment being made in respect thereof. Any such payments will be made as soon as practicable following the effective time of the Merger.

The Merger Agreement provides that, at the effective time of the Merger, each restricted stock unit granted under the Company’s equity plans that is outstanding immediately prior to the effective time of the Merger will be canceled and, in exchange therefor the Surviving Corporation will pay to each person who, at the time of such cancellation, was holding any such canceled restricted stock unit an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the Merger Consideration and (ii) the number of such canceled restricted stock units formerly held by such person. Any such payments will be made as soon as practicable following the effective time of the Merger.

Immediately prior to the effective time of the Merger, all unvested restricted stock granted under the Company’s equity plans outstanding immediately prior to the effective time of the Merger will vest and, along with all other vested restricted stock, will be treated in accordance with the treatment of Shares issued and outstanding at the effective time of the Merger.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Kimberly-Clark and the Purchaser, including representations relating to: organization; capitalization; authorization of the Merger Agreement; required consents and approvals necessary to complete the transactions contemplated by the Merger Agreement (the “Transactions”); SEC filings and financial statements; absence of undisclosed liabilities; information in the disclosure documents required to be filed by the Company with the SEC or distributed to the Company’s stockholders in connection with the Transactions, including the proxy or information statement and the Schedule 14D-9 (the “Company Disclosure Documents”); information furnished by the Company for use in the Offer documents; absence of certain changes; litigation; compliance with laws; benefit plans; labor matters; environmental matters; taxes; material contracts; insurance; properties; intellectual property; the Company’s rights plan; brokers; exemption of the Merger from takeover statutes; receipt of fairness opinion; and affiliate transactions.

Kimberly-Clark and the Purchaser have also made customary representations and warranties to the Company, including representations relating to: organization; authorization of the Merger Agreement; required consents and approvals necessary to complete the Transactions; information furnished by Kimberly-Clark or the Purchaser for use in the Company Disclosure Documents; information in the Offer documents; litigation; ownership and operations of the Purchaser; sufficient funds; absence of any required stockholder approval; brokers; absence of interested stockholder status; and ownership of Shares.

Operating Covenants.  The Company has generally agreed to use its commercially reasonable efforts to conduct its businesses in all material respects in the ordinary course of business consistent with past practice until the Merger is completed, unless required by the Merger Agreement, previously agreed to by Kimberly-Clark and the Purchaser, required by applicable law or otherwise consented to by Kimberly-Clark (which consent may not be unreasonably withheld, conditioned or delayed). The Company has also agreed that, subject to the exceptions listed in the previous sentence, it will not, nor will it permit its subsidiaries to, take any of the following actions until the effective time of the Merger:

•	amend the organizational documents of the Company or any of its subsidiaries;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock (except pursuant to the exercise of Company stock options to purchase Shares, the vesting of restricted stock units or unvested restricted stock or the settlement of other awards outstanding as of October 8, 2009);

•	declare, set aside, make or pay dividends;

•	adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or enter any agreement with respect to the voting of the Company’s (or a subsidiary’s) capital stock or other securities;

•	authorize any capital expenditure in an amount exceeding $250,000 individually or $2,000,000 in the aggregate;

•	acquire or sell businesses;

•	enter into any material joint venture or statutory partnership;

•	engage in any material related party transactions;

•	make any loans or incur indebtedness in excess of $250,000 individually or $2,000,000 in the aggregate other than in the ordinary course of business consistent with past practices;

•	make certain modifications to the Company’s employee compensation and benefits;

•	implement or adopt changes in its methods of accounting;

•	fail to file any tax return or make certain changes in its methods of tax accounting or tax elections, other than in the ordinary course of business consistent with past practice;

•	enter into, renew, modify or consent to a termination of any material contract or waive any material rights under any material contract, except in the ordinary course of business;

•	effectuate a plant closing or mass layoff;

•	create any subsidiary; or

•	agree to take any of the foregoing actions.

Rule 14d-10(d) Matters.  The Merger Agreement requires the Company’s compensation committee to take certain actions to ensure that each agreement, arrangement or understanding entered into by the Company or its Subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee is approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and that the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act are satisfied.

Special Stockholders Meeting.  The Merger Agreement provides that the Company will, if the adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to complete the Merger, hold a special meeting of its stockholders for the purpose of considering and adopting the Merger Agreement.

Non-Solicitation of Acquisition Proposals.  The Merger Agreement generally prohibits the Company and its subsidiaries, as well as any of its or their respective representatives, from, directly or indirectly:

•	soliciting, initiating or knowingly encouraging, inducing or facilitating the submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to an Acquisition Proposal (as defined below);

•	furnishing any information regarding the Company or any of its subsidiaries to any person (other than Kimberly-Clark or its representatives) in connection with or in response to any Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal;

•	engaging in any discussions or negotiations with respect to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	approving, endorsing or recommending any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	making or authorizing any statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	entering into any letter of intent or agreement in principle or any contract in connection with any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal.

However, if the Company receives an unsolicited written Acquisition Proposal prior to the Acceptance Time that (i) the Company Board believes in good faith to be bona fide, (ii) does not result from a breach of the Company’s non-solicitation obligations, (iii) the Company Board after consulting with its legal and financial advisors determines in good faith constitutes or could reasonably be expected to lead to a Superior

Proposal (as defined below) and (iv) the Company Board after consulting with its legal and financial advisors determines in good faith that the failure to take the following actions would constitute a breach of its fiduciary duties to the stockholders of the Company, then the Company may take the following actions (provided that the Company provides Kimberly-Clark with appropriate details relating to the Acquisition Proposal, as described below in this Section 11):

•	furnish information with respect to the Company and its subsidiaries to the third party making such Acquisition Proposal (subject to a customary confidentiality agreement); and

•	participate in discussions or negotiations with such third party.

The Company is required to notify Kimberly-Clark in writing of the receipt of any Acquisition Proposal that is made or submitted by any person prior to the effective time of the Merger and to provide to Kimberly-Clark any information concerning the Company provided to such third party that was not previously provided to Kimberly-Clark. Additionally, the Company must keep Kimberly-Clark informed of any financial or other material changes in such Acquisition Proposal.

Pursuant to the Merger Agreement, the Company Board may not:

•	withhold, withdraw or qualify (or modify in a manner adverse to Kimberly-Clark) the approval, recommendation or declaration of advisability by the Company Board of the Merger Agreement, the Merger or any of the Transactions, adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or resolve, agree or propose to take any such actions (each such action, an “Adverse Recommendation Change”);

•	cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal;

•	take any action to render the Rights or Section 203 of the DGCL inapplicable to any transaction included in the definition of Acquisition Proposal or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or its subsidiaries; or

•	resolve, propose or agree to do any of the foregoing.

However, at any time prior to the Acceptance Time, if the Company Board determines in good faith (after consultation with outside counsel) that failing to do so would constitute a breach of its fiduciary duties to the stockholders of the Company under applicable law, and the Company has not breached its non-solicitation obligations, then the Company Board may make an Adverse Recommendation Change or, solely in response to a Superior Proposal received on or after October 8, 2009, terminate the Merger Agreement and enter into a binding alternative acquisition agreement with respect to such Superior Proposal. The Company Board may only take such actions, however, if it (i) notifies Kimberly-Clark of such determination and, if applicable, provides information with respect to such Superior Proposal, (ii) negotiates in good faith with Kimberly-Clark to enable it to make a counteroffer or propose to amend the terms of the Merger Agreement for a period of five business days, and (iii) thereafter, reaffirms its determination that a failure to take such action would constitute a breach of its fiduciary duties and, if applicable, that such Superior Proposal continues to constitute a Superior Proposal.

An “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Kimberly-Clark and its affiliates) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction:

•	of assets or businesses of the Company and its subsidiaries that generate twenty percent (20%) or more of the Company’s consolidated net revenues or that represent twenty percent (20%) or more of the total assets (based on fair market value) of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction;

•	of twenty percent (20%) or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company; or

•	involving the Company or any of its subsidiaries, individually or taken together, whose businesses constitute twenty percent (20%) or more of the net revenues or total assets (based on fair market value) of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) references set forth in the definition of Acquisition Proposal) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including the financing terms thereof, that the Company deems relevant (A) is more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement, and (B) is reasonably likely of being completed on the terms proposed on a timely basis, after taking into account (x) the likelihood and timing of completion of such Acquisition Proposal as compared to the transactions contemplated by the Merger Agreement and (y) all material legal, financial (including the status and terms of financing of such Acquisition Proposal), regulatory and other aspects of such Acquisition Proposal.

Employee Benefit Matters.  Under the Merger Agreement, Kimberly-Clark has agreed that, after the effective time of the Merger, the Surviving Corporation will employ the Company’s employees pursuant to terms and conditions established at the discretion of Kimberly-Clark and the Surviving Corporation and its subsidiaries. Additionally, after the effective time of the Merger, Kimberly-Clark will give Company employees full credit for their service with the Company for purposes of eligibility and vesting and benefit accruals under any employee benefit plans maintained by Kimberly-Clark, its subsidiaries or the Surviving Corporation, and will honor each existing Company benefit plan (although such benefit plans may be amended or terminated in accordance with their terms or if necessary to comply with applicable laws).

Insurance, Indemnification and Exculpation.  Pursuant to the terms of the Merger Agreement, Kimberly-Clark has agreed to, and has agreed to cause the surviving corporation to:

•	indemnify and hold harmless each of the Company’s and its subsidiaries’ current and former directors and officers, for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director of fiduciary of the Company or any of its subsidiaries prior to the effective time of the Merger;

•	maintain all indemnification and exculpation rights under the Company’s organizational documents and indemnification agreements for six years following the effective time of the Merger; and

•	obtain a “tail” insurance policy for the persons covered by the Company’s existing directors’ and officers’ insurance policies covering a period of at least six years following the effective time of the Merger with aggregate premiums not in excess of 300% of the annual premium for the directors’ and officers’ insurance policies for the Company’s and its subsidiaries’ current fiscal year.

Obligations to Cause Merger to Occur.  The Merger Agreement requires each of the Company, Kimberly-Clark and the Purchaser to use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable under applicable law to complete the Transactions as promptly as practicable. Each of the Company, Kimberly-Clark and the Purchaser is required to make, if required, appropriate filings under antitrust laws, including the HSR Act, with respect to the Transactions as promptly as practicable and in no event later than seven (7) business days of the date of the Merger Agreement and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act.

The Merger Agreement generally requires each of Kimberly-Clark and the Purchaser, on the one hand, and the Company, on the other hand, to use its commercially reasonable efforts to cooperate with respect to filings and investigations, to keep each other reasonably informed of certain communication with the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or other governmental entities or private parties regarding the Transactions, and to permit each other to review communications given by it to such parties. Kimberly-Clark, the Purchaser and the Company have also agreed to use their commercially reasonable efforts to resolve any objections asserted with respect to the Transactions under any antitrust law by the FTC, DOJ or any other governmental entity or private party so as to permit completion of the Transactions. Kimberly-Clark and the Purchaser have further agreed that if any governmental entity enjoins or otherwise prevents the completion of the Offer or the Merger, or if any other administrative or judicial action is instituted that challenges, or seeks to prohibit, prevent or restrict the completion of the Offer, the Merger or any other transaction or agreement contemplated by the Merger Agreement, then Kimberly-Clark and the Purchaser will use commercially reasonable efforts to have such action vacated and will defend any such action.

Directors.  The Merger Agreement provides that, so long as the Minimum Condition is satisfied, promptly after the Acceptance Time, and at all times thereafter, Kimberly-Clark will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Kimberly-Clark pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Kimberly-Clark and the Purchaser (including Shares so accepted for payment pursuant to the Offer and any Top-Up Shares) bears to the total number of Shares then outstanding. Upon Kimberly-Clark’s request at any time following the Acceptance Time, the Company is required to use commercially reasonable efforts to cause Kimberly-Clark’s designees to be so elected or designated, including increasing the size of the Company Board and seeking resignations of one or more incumbent directors. The Company is also required, upon Kimberly-Clark’s request, to cause persons elected or designated by Kimberly-Clark to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) the board of directors of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In the event that Kimberly-Clark’s designees are elected or appointed to the Company Board pursuant to the Merger Agreement then, until the effective time of the Merger, the Company must use commercially reasonable efforts to cause the Company Board to maintain at least three directors who are members of the Company Board on October 8, 2009 and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”).

The Merger Agreement further provides that, if Kimberly-Clark’s designees constitute a majority of the Company Board prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors shall be required for the Company (i) to amend or terminate the Merger Agreement or (ii) to extend the time of performance of, or waive, any of the obligations or other acts of Kimberly-Clark or the Purchaser under the Merger Agreement, if such amendment, termination, extension or waiver would reasonably be expected to have an adverse effect on any holders of Shares other than Kimberly-Clark or the Purchaser.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to complete the Merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver of the following conditions:

•	the acceptance by the Purchaser for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any Subsequent Offering Period);

•	the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act or any applicable foreign antitrust laws in respect of the Transactions;

•	if required under applicable law, the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares;

•	the absence of any order, decree, injunction or ruling or action by any governmental entity enjoining or otherwise preventing the completion of the Merger; and

•	the absence of any applicable law that prohibits or makes illegal the completion of the Merger.

Termination.  The Merger Agreement may be terminated by mutual written consent of Kimberly-Clark and the Company at any time prior to the Acceptance Time. Additionally, either Kimberly-Clark or the Company may terminate the Merger Agreement prior to the effective time of the Merger:

•	if any court of competent jurisdiction or other governmental entity enjoins or otherwise prohibits any of the transactions contemplated by the Merger Agreement, and such action becomes final and nonappealable, so long as the party seeking to terminate the Merger Agreement for this reason has complied with its obligations to contest such action; or

•	if the Acceptance Time has not occurred on or before the Outside Date, so long as the party seeking to terminate the Merger Agreement for this reason has not materially breached any representation, or failed to perform in any material respect any covenant or agreement that has been the principal cause of, or resulted in, the Purchaser’s failure to accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Outside Date.

Kimberly-Clark may terminate the Merger Agreement at any time prior to the Acceptance Time if:

•	the Company breaches its representations or warranties as of the date of the Merger Agreement, or any of its covenants, such that any Offer Condition (as described above in “Conditions to the Merger”) would not be satisfied, and, if curable, such breach is not cured within fifteen (15) calendar days after written notice to the Company (or, if less, the number of calendar days remaining until the Outside Date) (although Kimberly-Clark may not terminate the Merger Agreement pursuant to this provision if Kimberly-Clark or the Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement);

•	after the date hereof, the Company Board or any committee thereof shall have:

•	effected an Adverse Recommendation Change;

•	approved, endorsed or recommended to the Company’s stockholders an Acquisition Proposal other than the Offer or the Merger;

•	failed to publicly reaffirm its recommendation of the Merger Agreement within three (3) business days following receipt of a written request by Kimberly-Clark to provide such reaffirmation following the public announcement of an Acquisition Proposal;

•	failed to include in the Schedule 14D-9, or withdrawn, withheld or failed to grant its consent to the inclusion in the Offer Documents of, the recommendation of the Company Board that the holders of Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement and approve the Merger and the other Transactions in accordance with the provisions of the DGCL; or

•	failed to recommend against a competing tender offer or exchange offer for twenty percent (20%) or more of the outstanding capital stock of the Company within five (5) business days after such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or

•	the Company breaches, in any material respect, its non-solicitation obligations, as described above under “Non-Solicitation of Acquisition Proposals.”

The Company may terminate the Merger Agreement at any time prior to the Acceptance Time if:

•	Kimberly-Clark or the Purchaser breaches its representations or warranties as of the date of the Merger Agreement or any of their respective covenants, such that any Offer Condition (as described above in “Conditions to the Merger”) would not be satisfied and, if curable, such breach is not cured within fifteen (15) calendar days after written notice to Kimberly-Clark and the Purchaser (or, if less, the number of calendar days remaining until the Outside Date) (although the Company may not terminate the Merger Agreement pursuant to this provision if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement); or

•	in order to enter into a definitive agreement concerning a transaction that is a Superior Proposal, if the Company has complied with its non-solicitation obligations (as described above under “Non-Solicitation of Acquisition Proposals”) and enters into such definitive agreement concurrently with such termination and pays the Termination Fee and Expenses (as each is defined below) in accordance with the procedures and within the time periods described below in “Termination Fee.”

Termination Fee and Expenses.  The Company will be required to pay a termination fee of $12,836,000 (the “Termination Fee”) to Kimberly-Clark in connection with the termination of the Merger Agreement under the following circumstances:

•	the Merger Agreement is terminated by Kimberly-Clark for any of the reasons set forth in the fourth bullet point listed beneath “Termination”;

•	the Merger Agreement is terminated by Kimberly Clark due to the Company’s breach of its non-solicitation obligations; or

•	the Merger Agreement is terminated by the Company in order to enter into a definitive agreement concerning a transaction that is a Superior Proposal.

Additionally, if an Acquisition Proposal or intention to make an Acquisition Proposal is made directly to the Company’s stockholders, otherwise publicly disclosed or otherwise communicated to senior management of the Company, the Company Board or a committee thereof, and the Merger Agreement is thereafter terminated:

•	by the Company or Kimberly-Clark if the Acceptance Time has not occurred on or before the Outside Date as a result of the failure of the Minimum Condition to be satisfied (at a time when all the other Offer Conditions have been satisfied) and at a time when a bona fide publicly announced Acquisition Proposal is pending, or

•	by Kimberly-Clark if any of the representations and warranties of the Company are incurably untrue or incurably inaccurate or the Company incurably breached or incurably failed to perform any of its covenants, in each case such that any Offer Condition would not be satisfied, at a time when an Acquisition Proposal is pending, then the Company will be required to reimburse Kimberly-Clark for its reasonable expenses. Such expense reimbursement will be limited to $1,604,500 in the case of a termination described by the first bullet point above, and $3,209,000 in the case of a termination described by the second bullet point above. In either case, if the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is completed within twelve (12) months after the date of any such termination, then the Company will be required to pay the Termination Fee, less the amount of expenses previously paid.

For purposes of this “Termination Fee” description, “Acquisition Proposal” has the meaning ascribed thereto above under “Non-Solicitation of Acquisition Proposals,” except that references to “twenty percent (20%)” shall be replaced by “fifty percent (50%).”

Amendments.  The Merger Agreement may be amended, modified or supplemented by action taken or authorized by written agreement of the parties thereto (by action taken by their respective boards of directors, if required) at any time prior to the effective time of the Merger, whether before or after the adoption and approval of the Merger Agreement and the Merger by the holders of at least a majority of the outstanding stock of the Company entitled to vote thereon (the “Company Stockholder Approval”). However, (a) after the Acceptance Time, no amendment shall be made that decreases the Merger Consideration and (b) after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. The Merger Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment thereto, signed on behalf of each of the parties in interest at the time of the amendment.

The Tender and Support Agreement

On October 8, 2009, Donald M. Earhart, the Company’s Chief Executive Officer and President, James J. Dal Porto, the Company’s Executive Vice President, Chief Operating Officer and Corporate Secretary, James R. Talevich, the Company’s Chief Financial Officer, and each of the non-employee members of the Company’s board of directors entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Kimberly-Clark and the Purchaser under which they agreed, among other things, (i) to tender all of their Shares pursuant to the Offer, (ii) to vote such Shares in favor of adoption of the Merger Agreement and (iii) to certain restrictions on the transfer of such Shares and on their ability to enter into any other arrangements inconsistent with the Tender and Support Agreement. Additionally, each of these persons has irrevocably appointed Kimberly-Clark as attorney-in-fact and proxy to attend Company stockholder meetings and vote his or her Shares. The Tender and Support Agreement will terminate upon the earlier of the effective time of the Merger, the termination of the Tender and Support Agreement by Kimberly-Clark, the occurrence of an Adverse Recommendation Change, the termination or modification of the Offer in a manner adverse to the stockholders of the Company, and the termination of the Merger Agreement in accordance with its terms.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to complete the Merger as soon as practicable after the acquisition of Shares in the Offer.

Statutory Requirements.  In general, under the DGCL, a merger of two Delaware corporations requires (i) the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and (ii) the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of the Company’s stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon completion of the Offer, the Purchaser would own a number of Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

Plans for the Company.  Except as set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Kimberly-Clark will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of the Company’s potential in conjunction with Kimberly-Clark’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Kimberly-Clark have no present plans, proposals or negotiations that relate to or would result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization or (v) any other material change in the Company’s corporate structure or business.

Appraisal Rights.  No appraisal rights are available to the Company stockholders in connection with the Offer. However, if the Merger is completed, a stockholder of the Company who has not tendered his or her Shares in the Offer or voted in favor of the Merger or consented thereto in writing will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares.

The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, that holder’s Shares will thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the effective time of the Merger or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the completion of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser and Kimberly-Clark. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  The Shares are quoted on The Nasdaq Global Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of The Nasdaq Global Market for continued quotation on The Nasdaq Global Market. The rules of The Nasdaq Global Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of the Shares from The Nasdaq Global Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of The Nasdaq Global Market for continued quotation and the quotation of the Shares is discontinued, the market for the Shares would be adversely affected.

Following the completion of the Offer, it is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on The Nasdaq Global Market. After completion of the Offer, Kimberly-Clark and the Purchaser currently intend to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from and after October 8, 2009 until the effective time of the Merger, except (i) as required by the Merger Agreement, (ii) as disclosed in the Company’s disclosure letter to the Merger Agreement, (iii) as required by applicable law or (iv) if Kimberly-Clark provides its consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its subsidiaries to, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or to other subsidiaries).

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

Subject to the Merger Agreement and any applicable rules and regulations of the SEC, the Purchaser (i) will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer and (ii) may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer as to Shares not then paid for, if, immediately prior to the expiration of the Offer (as the same shall be extended from time to time pursuant to the terms of the Merger Agreement), any of the following conditions exists or has occurred and is continuing:

(a) there has not been validly tendered and not validly withdrawn a number of Shares which, together with the Shares, if any, then owned by Kimberly-Clark or its subsidiaries, would represent at least a majority of the Shares then outstanding on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option) (the “Minimum Condition”);

(b) any waiting period (and any extension thereof) under the HSR Act or any applicable foreign antitrust laws applicable to the Transactions has not expired or terminated;

(c) there is pending any suit, action or proceeding by any governmental entity (i) challenging the acquisition by Kimberly-Clark or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other material transaction contemplated by the Merger Agreement, or seeking to obtain from the Company, Kimberly-Clark or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole; (ii) seeking to prohibit or limit the ownership or operation by the Company, Kimberly-Clark or any of their respective subsidiaries of any material portion of the business or assets of the Company and its subsidiaries (taken as a whole) or Kimberly-Clark and its subsidiaries (taken as a whole), or to compel the Company, Kimberly-Clark or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries (taken as a whole) or Kimberly-Clark and its subsidiaries (taken as a whole) as a result of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Kimberly-Clark or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (iv) seeking to prohibit Kimberly-Clark or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries (taken as a whole) after the effective time of the Merger,

(d) any applicable law shall be enacted, entered, enforced, promulgated, amended, issued or otherwise in effect with respect to Kimberly-Clark, the Company, or any of their respective subsidiaries or the Offer, the Merger or the other transactions contemplated by the Merger Agreement, that results, directly or indirectly, in any of the consequences referred to in paragraph (c) above;

(e) the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality and Material Adverse Effect and similar qualifications shall not be true and correct in all respects or the representations and warranties of the Company contained in the Merger Agreement that are not so qualified shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement (except for any representation or warranty that is made only as of an earlier specified date, which need only be true and correct as of such earlier specified date (i) in all respects if qualified as to materiality, Material Adverse Effect or similar qualifications or (ii) in all material respects if not so qualified);

(f) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all respects at and as of the expiration time of the Offer, as if made at and as of such time (except for any representation and warranty that is made only as of an earlier specified date, which need only be true and correct as of such earlier specified date), unless in all instances the failure of the representations or warranties of the Company to be true and correct, including the circumstances giving rise to such failure to be true and correct, considered individually or in the aggregate with all other such failures, do not have, and would not reasonably be expected to have, a Material Adverse Effect (disregarding all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties);

(g) the Company shall not have performed in all material respects its obligations required to be performed by it under the Merger Agreement;

(h) any event, change or development shall have occurred after the date of the Merger Agreement that individually or in the aggregate, along with all other such events, changes or developments, has, or would reasonably be expected to have, a Material Adverse Effect;

(i) (x) an Adverse Recommendation Change shall have occurred, or (y) the Company Board, any committee thereof or the Company shall have caused or permitted the Company to enter into any Alternative Acquisition Agreement or taken any action to render the Rights or Section 203 of the DGCL inapplicable to any transaction included in the definition of Acquisition Proposal or granted any waiver or release under any standstill agreement with respect to any class of equity securities of the Acquired Companies, or resolved or agreed to take any such actions; or

(j) the Merger Agreement shall have been terminated in accordance with its terms (the “Termination Condition”). See Section 11 — “The Transaction Agreements” for a description of the termination provisions of the Merger Agreement.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions, except for the Minimum Condition and the Termination Conditions, are: (1) for the sole benefit of Kimberly-Clark and the Purchaser and may be asserted by Kimberly-Clark or the Purchaser regardless of the circumstances giving rise to such condition and (2) may be waived by Kimberly-Clark and the Purchaser, in whole or in part, at any time and from time to time, in their reasonable discretion.

As used in the Merger Agreement, a “Material Adverse Effect” means any event, change, circumstance, effect or state of facts that, either individually or in the aggregate: (A) is materially adverse to the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than the effects of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following, either alone or in combination: (1) general changes, trends or developments in any of the industries in which the Company or any of its subsidiaries operates, (2) changes in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets, (3) international calamity directly or indirectly involving the United States, national calamity, an act of war (whether or not declared), sabotage, terrorism, military actions or the escalation thereof, an act of God or other force majeure events, (4) any actions required under the Merger Agreement to obtain any approval or authorization under applicable Laws for the consummation of the Merger, (5) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (6) changes in the price or trading volume of the Company’s stock (provided that the events, changes, circumstances, effects or state of facts underlying any such changes shall not be excluded in determining whether there has been a Material Adverse Effect, unless otherwise excluded by any one or more of clauses (1) through (5), inclusive, or (7) through (15), inclusive, of this paragraph), (7) any failure by the Company or any subsidiary to meet any estimates or expectations of the Company’s or such subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its subsidiaries to meet its own internal or published projections, budgets, plans or forecasts of its revenues, earnings, cash flows or other financial performance or results of operations (provided that the events, changes, circumstances, effects or state of facts underlying any such failures shall not be excluded in determining whether there has been a Material Adverse Effect, unless otherwise excluded by any one or more of clauses (1) through (6), inclusive, or (8) through (15), inclusive, of this paragraph), (8) the announcement or pendency of the Merger Agreement and the transactions contemplated thereby, or the performance of the Merger Agreement and the transactions contemplated thereby, including the initiation of litigation, or the failure to give any consent, by any Person with respect to the Merger Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, licensors, distributors, partners, consultants or employees of the Company and its subsidiaries due to the announcement and performance of the Merger Agreement or the identity of the parties to the Merger Agreement, or the performance of the Merger Agreement and the transactions contemplated thereby, (9) the termination or resignation of any director, executive officer, other employee or consultant of the Company or any of its subsidiaries, (10) any action taken (or omitted to be taken) by the Company, or which the Company causes to be taken (or omitted to be taken) by any of its subsidiaries, in each case which is required by or resulting from or arising in connection with the Merger Agreement, (11) any actions taken (or omitted to be taken) at the written request of or consented to in writing by Kimberly-Clark, the Purchaser or their affiliates or representatives, (12) any increase in the cost or availability of financing to Kimberly-Clark or the Purchaser, (13) any legal, regulatory or other action or development (including the establishment of accounting reserves) relating to or arising out of chondrolysis or any of the matters set forth in the disclosure letter furnished to Parent and Purchaser by the Company in connection with the Merger Agreement, including new claims based on the same or similar subject matter, the outcome of existing claims and any amendment to any existing complaint, (14) government favoritism of products or changes in reimbursement procedures (including in connection with comparative effectiveness research conducted by or on behalf of the United States Department of Health and Human Services, including the results thereof) or (15) the business of InfuSystem Holdings, Inc. or its Affiliates, including its results of operations and financial liquidity (in the case of each of clauses (1), (2) and (3), so long as such effects do not disproportionately impact the Company and its Subsidiaries relative to other participants in the industry or industries in which the Company and its Subsidiaries conduct their business) or (B) prevents, materially impedes or materially interferes with the ability of the Company to perform its material obligations under the Merger Agreement or the ability of the Company to consummate the transactions contemplated thereby.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Kimberly-Clark as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Statutes.  A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL as described below) purport to apply to the Offer or the Merger, Kimberly-Clark and the Purchaser believe that those laws conflict with U.S. Federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Support Agreement, and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of October 8, 2009.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

United States Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the DOJ and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC and the DOJ. Kimberly-Clark expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on or about October 20, 2009, and, if filed on such date, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about November 4, 2009, unless earlier terminated by the FTC and the DOJ, or Kimberly-Clark receives a request for additional information or documentary material before that time. If within the 15-calendar-day waiting period either the FTC or the DOJ requests additional information or documentary material from Kimberly-Clark, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Kimberly-Clark’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the DOJ may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the DOJ may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the DOJ could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Kimberly-Clark, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.  The Company and Kimberly-Clark and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the completion of the Offer or the Merger. Kimberly-Clark and the Company are analyzing the applicability of any such laws and intend to take such action as may be required or desirable.

If any such laws are applicable or any foreign governmental entity takes an action before the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Fees and Expenses.

Citi is acting as Dealer Manager in connection with the Offer, for which services Citi will receive customary compensation. Kimberly-Clark and the Purchaser have agreed to reimburse Citi for reasonable costs and expenses incurred in connection with Citi’s engagement, and to indemnify Citi and certain related parties against specified liabilities. In the ordinary course of Citi’s businesses, Citi and its affiliates may actively trade or hold securities or loans of Kimberly-Clark and the Company for its own account or for the accounts of customers and, accordingly, Citi or its affiliates may at any time hold long or short positions in these securities or loans.

Kimberly-Clark and the Purchaser have retained Georgeson, Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Kimberly-Clark nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Kimberly-Clark or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Kimberly-Clark and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning the Company” above.

Boxer Acquisition, Inc.

October 20, 2009

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Kimberly-Clark and the Purchaser are set forth below. The business address of each director and executive officer of Kimberly-Clark and the Purchaser is 351 Phelps Drive, Irving, Texas 75038. The business telephone of each director and executive officer of Kimberly-Clark and the Purchaser is (972) 281-1200. Except as noted below, all of the individuals listed below are citizens of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Joanne B. Bauer	President and Chief Executive Officer of the Purchaser; President — Global Health Care of Kimberly-Clark
Joanne Bauer was elected President — Global Health Care in 2006. She is responsible for Kimberly-Clark’s global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined Kimberly-Clark in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.
Mark A. Buthman	Executive Vice President, Chief Financial Officer, Treasurer and Director of the Purchaser; Senior Vice President and Chief Financial Officer of Kimberly-Clark
Mark Buthman was elected Senior Vice President and Chief Financial Officer in 2003. Mr. Buthman joined Kimberly-Clark in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of Kimberly-Clark. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.
Robert E. Abernathy	Group President — North Atlantic Consumer Products of Kimberly-Clark
Robert Abernathy was elected Group President — North Atlantic Consumer Products in March 2008. He is responsible for Kimberly-Clark’s consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Abernathy joined Kimberly-Clark in 1982. His past responsibilities in Kimberly-Clark have included overseeing its businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa, as well as operations and major project management in North America. He was appointed Vice President — North American Diaper Operations in 1992; Managing Director of Kimberly-Clark Australia Pty. Limited in 1994; Group President of Kimberly-Clark’s Business-to-Business segment in 1998 and Group President — Developing and Emerging Markets in 2004. He is a director of The Lubrizol Corporation.
Robert W. Black	Group President — Developing and Emerging Markets of Kimberly-Clark
Robert Black was elected Group President — Developing and Emerging Markets in March 2008. He is responsible for Kimberly-Clark’s businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. His past responsibilities have included overseeing Kimberly-Clark’s strategy, mergers and acquisitions, global competitiveness and innovation efforts. Prior to joining Kimberly-Clark in 2006 as Senior Vice President and Chief Strategy Officer, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. From 1994 to 2004, Mr. Black held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., a leading office furniture products and related services company. As President of Steelcase International from 2000 to 2004, he led operations in more than 130 countries.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Christian A. Brickman	Senior Vice President and Chief Strategy Officer of Kimberly-Clark
Christian Brickman was elected Senior Vice President and Chief Strategy Officer in September 2008. He is responsible for leading the development and monitoring of Kimberly-Clark’s strategic plans and processes to enhance Kimberly-Clark’s enterprise growth initiatives. Prior to joining Kimberly-Clark in 2008, Mr. Brickman served as a Principal of McKinsey & Company, Inc., a management consulting firm, from 2003 to 2008, and as an Associate Principal from 2001 to 2003.
Thomas J. Falk	Chairman of the Board of Directors, Chief Executive Officer and President of Kimberly-Clark
Thomas Falk was elected Chairman of the Board and Chief Executive Officer in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President — Global Tissue, Pulp and Paper in 1998, where he was responsible for Kimberly-Clark’s global tissue businesses. Earlier in his career, Mr. Falk had responsibility for Kimberly-Clark’s North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined Kimberly-Clark in 1983 and has held other senior management positions in Kimberly-Clark. He has been a director of Kimberly-Clark since 1999. He also serves on the board of directors of Catalyst Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.
Lizanne C. Gottung	Senior Vice President and Chief Human Resources Officer of Kimberly-Clark
Lizanne Gottung was elected Senior Vice President and Chief Human Resources Officer in 2002. She is responsible for leading the design and implementation of all human capital strategies to Kimberly-Clark, including global compensation and benefits, talent management, diversity and inclusion, organizational effectiveness and corporate health services. Ms. Gottung joined Kimberly-Clark in 1981. She has held a variety of human resources, manufacturing and operational roles of increasing responsibility with Kimberly-Clark, including Vice President of Human Resources from 2001 to 2002. She is a director of Louisiana Pacific Corporation.
Thomas J. Mielke	Secretary and Director of the Purchaser; Senior Vice President — Law and Government Affairs and Chief Compliance Officer of Kimberly-Clark
Thomas Mielke was appointed Senior Vice President — Law and Government Affairs and Chief Compliance Officer in 2007. His responsibilities include Kimberly-Clark’s legal affairs, internal audit and government relations activities. Mr. Mielke joined Kimberly-Clark in 1988. He held various positions within the legal function and was appointed Vice President and Chief Patent Counsel in 2000, and Vice President and Chief Counsel — North Atlantic Consumer Products in 2004.
Anthony J. Palmer	Senior Vice President and Chief Marketing Officer of Kimberly-Clark
Anthony Palmer was elected Senior Vice President and Chief Marketing Officer in 2006. He also assumed leadership of Kimberly-Clark’s innovation organization in March 2008. He is responsible for leading the growth of enterprise-wide strategic marketing capabilities and the development of high-return marketing programs to support Kimberly-Clark’s business initiatives. Prior to joining Kimberly-Clark in 2006, he served in a number of senior marketing and general management roles at the Kellogg Company, a producer of cereal and convenience foods, from 2001 to 2006, where he was most recently managing director of Kellogg’s U.K. business. Mr. Palmer is a citizen of Australia.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Jan B. Spencer	President — Global K-C Professional of Kimberly-Clark
Jan Spencer was elected President — Global K-C Professional in 2006. He is responsible for Kimberly-Clark’s global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined Kimberly-Clark in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President — K-C Professional North Atlantic in 2004. Mr. Spencer is a citizen of Great Britain.
John R. Alm	Director of Kimberly-Clark
Mr. Alm retired as President and Chief Executive Officer of Coca-Cola Enterprises Inc., a beverage company, in 2005. He had been Chief Executive Officer since 2004 and President and Chief Operating Officer since 2000. Mr. Alm joined Coca-Cola Enterprises Inc. in 1992 and held numerous other senior management positions until his retirement.
Dennis R. Beresford	Director of Kimberly-Clark
Mr. Beresford has served as Ernst & Young Executive Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, University of Georgia since 1997. From 1987 to 1997, he served as the Chairman of the Financial Accounting Standards Board. Prior to that, Mr. Beresford held various positions at the accounting firm of Ernst & Young. He serves on the board of directors and audit committees of Legg Mason, Inc. and the Federal National Mortgage Association (Fannie Mae).
John F. Bergstrom	Director of Kimberly-Clark
Mr. Bergstrom has served as Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, Wisconsin, for more than the past five years. Bergstrom Corporation owns and operates automobile sales and leasing businesses and a credit life insurance company based in Wisconsin. Mr. Bergstrom is a director of the Wisconsin Energy Corporation and its wholly owned subsidiary Wisconsin Electric Power Company. He serves on the board of directors of Advance Auto Parts, Inc. He also is a member of the board of directors and chairman of the Theda Clark Hospital Foundation, and a member of the board of directors and executive committee of Green Bay Packers, Inc.
Abelardo E. Bru	Director of Kimberly-Clark
Mr. Bru retired as Vice Chairman of PepsiCo, a food and beverage company, in 2005. He joined PepsiCo in 1976. Mr. Bru served from 1999 to 2003 as President and Chief Executive Officer and in 2003 to 2004 as Chief Executive Officer and Chairman of Frito-Lay Inc., a division of PepsiCo. Prior to leading Frito-Lay, Mr. Bru led PepsiCo’s largest international business, Sabritas Mexico, as President and General Manager from 1992 to 1999. Mr. Bru is a member of the board of directors of S. C. Johnson & Son, Inc. and the Education is Freedom Foundation.
Robert W. Decherd	Director of Kimberly-Clark
Mr. Decherd has served as Chairman of the Board, President and Chief Executive Officer of A. H. Belo Corporation, a newspaper publishing and Internet company, since it was spun off from Belo Corp. in February 2008. Prior to February 2008, Mr. Decherd was Chief Executive Officer of Belo Corp., a broadcasting and publishing company, for 21 years. He is a director of both A. H. Belo Corporation and Belo Corp., where he is non-executive chairman. Mr. Decherd is a member of the Advisory Council for the Harvard University Center for Ethics and the Board of Visitors of the Columbia Graduate School of Journalism. During the past decade, he has held appointments to Presidential and Federal Communications Commission commissions concerned with public policy matters related to the television industry.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Mae C. Jemison	Director of Kimberly-Clark
Dr. Jemison is founder and President of The Jemison Group, Inc., a technology consulting company, and BioSentient Corporation, a medical devices company. She chairs The Earth We Share international science camp. Dr. Jemison served as a professor of Environmental Studies at Dartmouth College from 1995 to 2002. From 1987 to 1993, she served as a National Aeronautics and Space Administration (NASA) astronaut. Dr. Jemison serves on the board of directors of Scholastic Corporation, Valspar Corporation and The Dorothy Jemison Foundation for Excellence and is a member of the National Academy of Sciences’ Institute of Medicine. She is also the Chairman of the State of Texas Product Development and Small Business Incubator Board, and she is a member of the National Advisory Council for Biomedical Imaging and Bioengineering and the Greater Houston Partnership Executive Committee.
James M. Jenness	Director of Kimberly-Clark
Mr. Jenness was elected Chairman of the Board of Kellogg Company, a producer of cereal and convenience foods, in 2005. He also served as Chief Executive Officer of Kellogg from 2004 through 2006. Mr. Jenness was Chief Executive Officer of Integrated Merchandising Systems LLC, a market leader in outsource management for retail promotion and branded merchandising, from 1997 to 2004. He served in various positions of increasing responsibility at Leo Burnett Company, Kellogg’s major advertising agency partner, from 1974 to 1997, including as Vice Chairman, Chief Operating Officer and Director. He is a senior director of the board of directors of Children’s Memorial Hospital and a director of Mercy Home for Boys and Girls. He also serves on the DePaul University College of Commerce Advisory Council, is Vice Chairman of DePaul’s Board of Trustees and is co-trustee of the W. K. Kellogg Foundation Trust.
Ian C. Read	Director of Kimberly-Clark
Mr. Read is a Senior Vice President of Pfizer, Inc., a drug manufacturer, and President of its Worldwide Pharmaceutical Operations. Mr. Read joined Pfizer in 1978 in its financial organization. He worked in Latin America through 1995, holding positions of increasing responsibility, and was appointed President of the Pfizer International Pharmaceuticals Group, Latin America/Canada in 1996. In 2000, Mr. Read was named Executive Vice President of Europe/Canada and was named a corporate Vice President in 2001. Mr. Read is a citizen of Great Britain.
Linda Johnson Rice	Director of Kimberly-Clark
Mrs. Johnson Rice has been President and Chief Executive Officer of Johnson Publishing Company, Inc., a multi-media company, since 2002. She joined that company in 1980, became Vice President in 1985 and was elected President and Chief Operating Officer in 1987. Mrs. Johnson Rice is a director of Omnicom Group, Inc.
Marc J. Shapiro	Director of Kimberly-Clark
Marc Shapiro retired in 2003 as Vice Chairman of JPMorgan Chase & Co., a financial services company. Before becoming Vice Chairman of JPMorgan Chase & Co. in 1997, Mr. Shapiro was Chairman, President and Chief Executive Officer of Chase Bank of Texas, a wholly owned subsidiary of JPMorgan Chase & Co., from 1989 until 1997. He now serves as a consultant to JPMorgan Chase & Co. as a non-executive Chairman of its Texas operations. Mr. Shapiro is a member of the board of directors of Burlington Northern Santa Fe Corporation and The Mexico Fund, and a trustee of Weingarten Realty Investors. He also serves on the boards of M.D. Anderson Cancer Center, Baylor College of Medicine, Rice University and BioHouston.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

G. Craig Sullivan	Director of Kimberly-Clark
Mr. Sullivan retired as Chairman and Chief Executive Officer of The Clorox Company, a consumer products company, in 2003. He joined The Clorox Company in 1971 and held a number of senior sales and management positions during his career, culminating in his election as Chief Executive Officer and Chairman of the Board in 1992. Mr. Sullivan also serves as a director of Mattel, Inc., The Goodyear Tire & Rubber Company and The American Ireland Fund. He also serves on the capital campaign committee for St. Anthony’s Foundation in San Francisco.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by facsimile:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	(For Eligible Institutions Only) (718) 234-5001	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street — 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
Call Toll Free: (866) 482-4967

The Dealer Manager for the Offer is:

388 Greenwich St.
New York, New York 10038
(877) 747-4248 (toll-free)
(212) 816-5241